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[LOGO OF METROMAIL]


                                                                    NEWS RELEASE

METROMAIL ANNOUNCES THREE ADDITIONAL LAWSUITS

Lombard, IL. March 23, 1998 -- Metromail Corporation (NYSE:ML) announced that three class action suits have been filed in the Delaware Chancery Court seeking to preliminarily and permanently enjoin the consummation of the transactions contemplated by the previously announced merger agreement between Metromail and The Great Universal Stores P.L.C. (GUS) pursuant to which GUS commenced a tender offer on March 16, 1998 to acquire all of the outstanding shares of Metromail stock for a net price of $31.50 per share in cash. These suits are in addition to the previously announced suit filed by American Business Information, Inc. Barton L. Faber, Metromail chairman, president and chief executive officer reiterated that, "Metromail's board of directors has acted appropriately at all times and we take great exception to the charges."

Metromail Corporation (www.metromail.com) is a leading provider of direct marketing, database marketing and reference products and services in the United States and United Kingdom. Metromail helps its customers identify and reach targeted audiences, utilizing its comprehensive, proprietary consumer database encompassing 95 percent of U.S. households, as well as providing database marketing software and related services. Sales for the year ended December 31, 1997 increased almost 17 percent over the prior year to approximately $328 million. The company has 3,200 employees and is headquartered in Lombard, Illinois.

For more information, contact:

Julie Springer (Media Relations)
Director, Corporate Communications
Metromail Corporation
(630) 932-2627